

Peter Smith · 3rd



Co-Founder | Earth Rides | Teslas on demand. Hiring in Austin and Nashville.

Austin, Texas, United States · Contact info

500+ connections

Experience



Co-Founder
Earth Rides · Full-time
Aug 2019 – Present · 2 yrs 6 mos
Greater Nashville Area, TN

Earth Rides allows you to get from Point A to Point B in a 100% Electric Fleet while saving the planet. Offering premium affordable, carbon free rides to everyone.

No hybrids, no gas, no pollution.

Earth Drivers go through full background checks, fingerprinting, and are methodically trained before getting behind the wheel.

Causes Peter cares about

Animal Welfare, Children, Environment, Health, Human Rights, and Science and Technology